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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-34344

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMO CAPITAL MARKETS CORP.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 W. 42nd STREET
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL COPPINS	212-605-1602	MICHAEL.COPPINS@BMO.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 PARK AVE.	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRAD ROTHBAUM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMO CAPITAL MARKETS CORP., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: COO, BMO Capital Markets Corp.

Based upon statement from the SEC regarding Requirements for Certain Paper Submission in Light of COVID-19 Concerns issues on June 18, 2020 and difficulties arising from COVID-19, the Firm is making this filing without notarization

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
BMO Capital Markets Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2003.

New York, New York
February 24, 2023

BMO CAPITAL MARKETS CORP.

(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

(Dollars in thousands except share data)

Assets		
Cash and cash equivalents	$	33,617
Securities borrowed		11,844,882
Securities purchased under agreements to resell		5,496,669
Deposits with and receivable from brokers, dealers, and clearing organizations		3,565,112
Receivable from customers		64,812
Receivable from affiliates		6,488
Financial instruments owned, at fair value ($3,309,974 is pledged as collateral)		3,891,328
Securities received as collateral		1,149,504
Accrued interest receivable		151,397
Right-of-use lease asset, less accumulated depreciation of $57,433		232,471
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $78,957		72,701
Goodwill and intangible assets at cost, less accumulated amortization of $68,764		217,055
Other assets		183,288
Total Assets	$	26,909,324
Liabilities		
Bank loan payable	$	221,000
Securities loaned		5,003,261
Securities sold under agreements to repurchase		10,286,171
Payable to brokers, dealers, and clearing organizations		4,524,861
Payable to customers		198,162
Financial instruments sold, not yet purchased, at fair value		2,383,649
Obligation to return securities received as collateral		1,149,504
Operating lease obligations		272,615
Accounts payable and accrued expenses		522,364
Total Liabilities	$	24,561,587
Commitments and Contingent Liabilities		
Stockholder's Equity		
Preferred stock, $1,000 stated value. Authorized, 1 share; issued and outstanding, 1 share	$	1
Common stock, $10 par and $0 par or stated value. Authorized 10,000 shares; 5,875 shares issued and outstanding		33
Additional paid-in capital		1,637,609
Retained earnings		710,094
Total Stockholder's Equity	$	2,347,737
Total Liabilities and Stockholder's Equity	$	26,909,324

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is organized under the laws of Delaware and is a wholly owned subsidiary of BMO Financial Corp. ("BFC"), which is a wholly owned U.S. subsidiary of Bank of Montreal ("BMO"), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer providing investment banking and brokerage services to corporate, institutional, and affiliate clients. It conducts its principal operations from office facilities in New York City and Chicago, maintains additional offices in New York State, California, Florida, Virginia, Arizona, New Jersey, Maryland, Massachusetts, Minnesota, Colorado, Texas, Washington, Wisconsin and Toronto, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") as a U.S. securities broker-dealer and as an investment advisor and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and a member of various exchanges. The Company is also registered with the Commodities Futures Trading Commission ("CFTC") as a result of self clearing futures trades.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in United States dollars. The Statement of Financial Condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(b) Use of Estimates

The preparation of the Statement of Financial Condition in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes funds held in the Company’s bank accounts for firm operating activities and overnight cash deposits. Restricted cash is cash that is considered legally restricted as to withdrawal or usage. The Company has not identified any restricted cash at December 31, 2022.

(d) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on a trade-date basis. Profit and loss arising from all securities and derivatives transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers’ securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on the Statement of Financial Condition and netted where right of offset exists. Financial instruments are recorded in the Statement of Financial Condition at estimated fair value.

(e) Securities Purchased or Sold Under Agreements to Resell or Repurchase

Reverse repurchase agreements and repurchase agreements are accounted for as collateralized financing transactions. These transactions are collateralized by U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, commercial paper, corporate bonds, and mortgage-backed securities, and are carried at contract amount plus accrued interest.

The Company’s policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

(Continued)

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset in the accompanying Statement of Financial Condition when they meet the criteria for netting as prescribed by GAAP.

(f) Securities Lending Activities

Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of collateral advanced or received. Interest income and expense on such transactions is accrued and is included in the Statement of Financial Condition in accrued interest receivable and accounts payable and accrued expenses, respectively.

With respect to securities received as collateral in noncash securities lending transactions that are subsequently repledged as collateral, the Company records the fair value of the securities received as collateral and a corresponding obligation to return securities received as collateral on the Statement of Financial Condition. As of December 31, 2022, the Company has securities received as collateral of $1,149,504, of which $1,149,504 was subsequently repledged.

(g) Collateralized Short-Term Transactions

As part of the Company’s financing and securities settlement activities, the Company uses securities as collateral to support various secured financings. If the counterparty does not meet its obligation to return securities used as collateral, the Company may be exposed to the risk of re-acquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted for changes in market exposure.

(h) Income Taxes

ASC Topic 740, *"Income Taxes"*, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgement is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws.

The Company files a consolidated Federal tax return with BFC and its eligible subsidiaries ("consolidated group"). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. The Company is party to a tax-sharing agreement with its parent, BFC, under which the Company records its provision for income taxes as if it were a separate company. BFC will make a payment to the Company for its separately computed taxable loss utilized by the consolidated/combined group or BFC will receive payment from the Company where a separately computed tax liability exists for consolidated/combined filings.

Under ASC 740, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely than-not” of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions no longer deemed to meet the “more-likely than-not” threshold are derecognized in the year of determination.

(i) Stock-Based Compensation

BMO offers mid-term and long-term incentive programs for certain of the Company’s senior employees. Under these plans, participants are granted awards in restricted stock units that are cash settled either in three installments, based upon BMO’s common stock price at the time of vesting, over a three-year period or in a single payment at the end of the three-year

period. Amounts owed to/from BMO for the Company's share of the plans liabilities is included within accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in the BFC Stock Option Program which was established under the BMO Stock Option Plan for certain designated executives and other employees of the Company in order to provide incentive to attain long-term strategic goals and to attract and retain services of key employees. Options to acquire BMO stock are granted at an exercise price equal to the closing price of BMO's common shares on the day prior to the grant date. Options granted prior to 2013 vest 25% per year over a four-year period starting from their grant date. Options granted in 2013 and later vest 50% in the third year from the grant date and 50% in the fourth year from the grant date. All options expire 10 years from their grant date. Under certain conditions, options are subject to forfeiture. BMO estimates the fair value of stock options on their grant date, and the fair value of options granted to employees is allocated to the Company. The fair value allocated to the Company is recorded as an increase to additional paid-in-capital. The expense recorded for this program is adjusted for estimated forfeitures. Stock options granted to employees eligible to retire are expensed at the grant date. When stock options are exercised, BMO issues shares and receives the cash proceeds.

(j) Exchange Memberships

Exchange memberships, which represent ownership interests in exchanges and provide the Company with the right to conduct business on the exchanges, are included in other assets and are carried at cost, or if an other than temporary impairment in value has occurred, at a value that is net of estimated impairment.

(k) Goodwill and Intangible Assets

The Company records business combinations by allocating the purchase price paid to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their fair values at the date of acquisition. Any excess of the amount paid over fair value of those net assets is considered to be goodwill.

Goodwill is not amortized, but is tested for impairment annually, or whenever events or circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company has the option of performing a qualitative assessment of goodwill for any reporting units to determine whether it is more likely than not that the fair value is less than the carrying value of a reporting unit. If it is more likely than not that the fair value exceeds the carrying value of the reporting unit, then no further testing is necessary; otherwise the Company must perform a two-step quantitative assessment of goodwill.

Intangible assets subject to amortization are reviewed for impairment when events or future assessments of profitability indicate that the carrying value may not be recoverable.

(l) Leases

The Company accounts for its leases in accordance with FASB ASC 842, "*Leases*". The Company is the lessee of any assets for which a contract provides the Company with the right to control the use of that asset for a period of time in exchange for consideration. The Company is a lessee in several noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use (ROU) asset at the commencement date of the lease. The Company's leases are all classified as operating leases.

Leases are recorded on the Company's balance sheet as a lease liability and a corresponding right-of-use asset. A lease liability is recorded upon commencement of the lease at an amount equal to the present value of unpaid lease payments. The discount rate used to determine present value is based on the yield on a risk-free note with a maturity similar to the lease term, with a credit adjustment that is specific to the Company and a further adjustment to reflect a secured rate. The Company updates its discount rate monthly. The initial right-of-use asset is generally equal to the lease liability plus initial direct costs incurred (if any), less any lease incentives received.

The Company has elected to combine lease and non-lease components for its real estate leases. The Company has not elected the short-term lease exemption for any of its leases.

(Dollars in thousands)

(m) Recently Adopted Accounting Standards

The Financial Accounting Standards Board ("FASB") issued ASU 2020-04, *"Reference Rate Reform (Topic 848)"* in March 2020. The amendments in this update are elective and apply to all contracts and transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update provide optional expedients and exceptions for applying GAAP to contract modifications and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by these amendments do not apply to contract modifications made after December 31, 2022. The amendments also contain optional expedients related to hedge accounting, which do not apply to the Company. The ASU was effective upon issuance and the optional amendments in this update are permitted to be elected at any time through December 31, 2022. The FASB issued ASU 2021-01 *"Reference Rate Reform (Topic 848): Scope"* in January 2021. This ASU clarifies that the scope of the ASU 2020-04 optional expedients includes derivative instruments impacted by changes in the interest rate used for margining, discounting, or contract price alignment. The adoption of the reference rate reform guidance has not impacted the Company, and the Company continues to monitor the impact of the migration away from LIBOR.

(n) Recently Issued Accounting Standards

The FASB issued ASU 2022-03, "Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sales Restrictions" in June 2022. The amendments in this update clarify existing guidance on measuring the fair value of an equity security that is subject to contractual restrictions that prohibit sale of that security. Such restrictions are not considered to be part of the unit of account of the equity security, and therefore, are not considered in measuring fair value. The ASU also introduces new disclosure requirements for equity securities subject to contractual sales restrictions that are measured at fair value. This ASU is effective for the Company on January 1, 2024, with early adoption permitted. The Company is evaluating the impact of this ASU on its financial position.

3. Securities Purchased Under Agreements to Resell, Securities Sold Under Agreements to Repurchase and Securities Lending Activity

In accordance with FASB ASC 210-20-50-3, the following table presents as of December 31, 2022 the gross and net securities purchased under resale agreements and securities borrowed, and the gross and net securities sold under repurchase agreements and securities loaned. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements that meet the accounting criteria for netting under GAAP in order to derive the net balance sheet amount.

(Dollars in thousands)

The column titled "Financial Instruments" in the table below represents securities received under repurchase agreements and securities borrowing agreements, as well as securities pledged under repurchase and securities lending agreements where there are legally enforceable master netting agreements in place. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of master netting agreements are uncertain is not included in the table below:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments	Net Assets/ Liabilities
Securities borrowed	$ 11,844,882	$ —	$ 11,844,882	$ (1,999,648)	$ 9,845,234
Securities purchased under agreements to resell	5,974,599	(477,930)	5,496,669	(2,786,790)	2,709,879
Securities received as collateral	1,149,504	—	1,149,504	(1,149,504)	—
	$ 18,968,985	$ (477,930)	$ 18,491,055	$ (5,935,942)	$ 12,555,113
Securities loaned	$ 5,003,261	$ —	$ 5,003,261	$ (2,106,466)	$ 2,896,795
Securities sold under agreements to repurchase	10,764,101	(477,930)	10,286,171	(6,614,960)	3,671,211
Obligation to return securities received as collateral	1,149,504	—	1,149,504	(1,149,504)	—
	$ 16,916,866	$ (477,930)	$ 16,438,936	$ (9,870,930)	$ 6,568,006

As of December 31, 2022, the fair value of assets that the Company has pledged to counterparties under repurchase and securities lending transactions is $15,735,734. These assets primarily consist of securities where the counterparty has the right to repledge or sell the security. The Company has also received similar assets as collateral for reverse repurchase and securities borrowing transactions as of December 31, 2022, with a fair value of $19,129,041.

In accordance with FASB ASC 860-30-50-7 the following table presents, as of December 31, 2022, the gross liability for securities sold under repurchase agreements and securities loaned disaggregated by class of collateral pledged and by remaining contractual maturity of the agreements.

	December 31, 2022				
	Remaining Contractual Maturity				
	Overnight and Continuous	Up to 30 days	30 - 90 days	Greater than 90 days	Total Gross Liabilities
	(In thousands)				
Securities loaned					
U.S Treasury securities	$ 22,847				$ 22,847
Corporate debt obligations	1,747,253				1,747,253
Equities	3,233,161	—	—	—	3,233,161
Total securities loaned	$ 5,003,261	$ —	$ —	$ —	$ 5,003,261
Securities sold under agreements to repurchase					
U.S Treasury securities	4,389,347	711,148	—	—	5,100,495
U.S government agency securities	2,586,752	—	—	—	2,586,752
Corporate debt securities	2,017,350	—	—	79,198	2,096,548
Other	939,784	—	—	40,522	980,306
Total securities sold under agreements to repurchase	$ 9,933,233	$ 711,148	$ —	$ 119,720	$ 10,764,101
Obligation to return securities received as collateral					
Equities	1,149,504	—	—	—	1,149,504
Total obligation to return securities received as collateral	$ 1,149,504	$ —	$ —	$ —	$ 1,149,504
Total	$16,085,998	$ 711,148	$ —	$ 119,720	$ 16,916,866

The collateral pledged as part of repurchase agreements and securities loaned is subject to changes in market price and thus may decline in value during the time of the agreement. In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

4. Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities with a market value of $95,329 have been segregated in a “special reserve bank account for the exclusive benefit of customers” under Rule 15c3-3 of the SEC and are included in the Statement of Financial Condition in financial instruments owned, at fair value.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities of $7,696,207 included in the Statement of Financial Condition in securities purchased under agreements to resell and financial instruments owned, at fair value and cash in the amount of $153,468 included in the Statement of Financial Condition in deposits with and receivable from brokers, dealers, and clearing organizations as of December 31, 2022.

(Dollars in thousands)

5. Deposits with and Receivable From and Payable to Brokers, Dealers, and Clearing Organizations

Deposits with and amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2022 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 315,814	$ 220,407
Receivable from/payable to brokers and dealers	3,064,021	4,163,894
Receivable from/payable to clearing organizations	31,809	140,560
Deposits	153,468	—
	$ 3,565,112	$ 4,524,861

6. Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

The Company trades in U.S. government and U.S. government agency securities, Canadian government and Canadian provincial securities, corporate debt securities, mortgage-backed securities, asset-backed securities, equity securities, interest rate futures and swaps, forward securities contracts, TBAs, forward currency options, credit default swaps, and equity option contracts.

Financial instruments owned and financial instruments sold, not yet purchased consisted of the following at December 31, 2022:

	Owned	Sold, not yet Purchased
U.S. government and agency obligations	$ 315,106	$ 1,793,673
Canadian government and provincial obligations	47,077	104,807
Corporate and other obligations	300,009	184,405
Mortgage-backed securities	2,574,399	1,462
Asset-backed securities	184,929	—
Equity securities	337,730	256,284
Fair value of derivative instruments	132,078	43,018
Total	$ 3,891,328	$ 2,383,649

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally sourced through reverse repurchase or securities borrowed agreements.

7. Fair Value of Financial Instruments and Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, provides disclosure requirements around fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

(Continued)

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. GAAP also precludes the use of block discounts for instruments traded in an active market, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value.

(a) Determination of Fair Value

The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets, observable inputs, or external pricing service data. These instruments include U.S. government and agency obligations, Canadian government and provincial obligations, corporate debt securities, mortgage-backed securities, asset-backed securities, listed equity securities, exchange-traded derivatives, over-the-counter derivatives, and forward currency contracts. The Company validates the prices obtained from third-party pricing vendors to ensure that the Company's fair value determination is reasonable. The Company evaluates the methodology of third-party pricing vendors as well as the asset or liability class and security level information the vendors supply. The Company often has multiple sources to support fair value pricing, and discrepancies among sources are vetted for consistency with guidelines under GAAP.

(Dollars in thousands)

(b) Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company's financial instruments that are measured at fair value on a recurring basis at December 31, 2022:

Description	Level 1	Level 2	Level 3	Netting (1)	Total
Assets:					
Securities owned:					
U.S. government and agency obligations	$ 4,932	$ 301,193	$ 8,981	$ —	$ 315,106
Canadian government and provincial obligations	—	47,077	—	—	47,077
Corporate and other obligations	43,650	256,359	—	—	300,009
Mortgage-backed securities	—	2,035,215	539,184	—	2,574,399
Asset-backed securities	—	183,099	1,830	—	184,929
Equity securities	337,730	—	—	—	337,730
	$ 386,312	$ 2,822,943	$ 549,995	$ —	$ 3,759,250
Equity options	100,203			(58,361)	41,842
Interest rate futures	63,412	—	—	(10)	63,402
TBA and delayed settlement forwards		209,354		(182,520)	26,834
Swap contracts	—	—	—	—	—
	$ 549,927	$ 3,032,297	$ 549,995	$ (240,891)	$ 3,891,328
Liabilities:					
Securities sold, not yet purchased:					
U.S. government and agency obligations	$ 1,490	$ 1,792,183	$ —	$ —	$ 1,793,673
Canadian government and provincial obligations	—	104,807	—	—	104,807
Corporate and other obligations	16,247	168,158	—	—	184,405
Mortgage-backed securities	—	1,462	—	—	1,462
Equity securities	256,284	—	—	—	256,284
	$ 274,021	$ 2,066,610	$ —	$ —	$ 2,340,631
Equity options	878			—	878
Interest rate futures	—	—	—	—	—
TBA and delayed settlement forwards		231,942		(190,452)	41,490
Swap contracts	6,369	—	—	(5,719)	650
	$ 281,268	$ 2,298,552	$ —	$ (196,171)	$ 2,383,649

(1) The impact of netting represents an adjustment related to counterparty and cash collateral netting. The Company records the unrealized gains and losses of interest rate futures and currency forwards and swap contracts within financial instruments owned and sold in the Statement of Financial Condition.

The Company classifies instruments in Level 3 of the fair value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level 3 financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

Quantitative information and Significant Unobservable Inputs for Level 3 Instrument Valuations:

Prepayment Rates

Discounted cash flow models are used to fair value our U.S. agency MBS and CMOs. The cash flow model includes assumptions related to conditional prepayment rates, constant default rates and percentage loss on default. Prepayment rates impact our estimate of future cash flows. Changes in the prepayment rate tend to be negatively correlated with interest rates. In other words, an increase in the prepayment rate will result in a higher fair value when the asset interest rate is lower

(Dollars in thousands)

than the current reinvestment rate. A decrease in the prepayment rate will result in a lower fair value when the asset interest rate is higher than the current reinvestment rate. For 2022, the range of input values for prepayment rates are between 3% and 57%.

Comparability Adjustment

Market comparable pricing is used to evaluate the fair value of U.S. agency MBS and CMOs. This technique involves sourcing prices from third parties for similar instruments and applying adjustments to reflect recent transaction prices and instrument specific characteristics. For 2022, the range of input values on a price per security basis for the comparability adjustment are between (2.8) and 5.0.

(c) Other Fair Value Disclosure

Many but not all of the financial instruments held by the Company are recorded at fair value in the Statement of Financial Condition. Cash, repurchase and reverse repurchase agreements, securities borrowed or loaned, receivables or payables from customers or from brokers, dealers and clearing organizations, securities received as collateral and obligation to return securities received as collateral and bank loan payables are recorded at amounts that approximate fair value due to their highly liquid nature and short maturity.

The Company has a contingent liability related to the Clearpool acquisition. There is an Earn-Out in the amount of $10,000 that is valued on the probability of achieving revenue targets for two consecutive months during the first four years from the closing date. This will be considered as Level 3 based on the method of valuation where there were no visible inputs. At December 31, 2022, the fair value of the contingent liability was $7,650, which is shown as part of accounts payable and accrued expenses in the Statement of Financial Condition.

8. Goodwill and Intangible Assets

There have been no changes in the carrying amount of the Company's goodwill for the year ended December 31, 2022. If the carrying value is not expected to be recovered and the carrying value exceeds the fair value, an impairment loss is recognized.

Goodwill is evaluated for impairment on an annual basis at December 31st and in interim periods when events or changes indicate the carrying value may not recoverable. The Company operates under a single reporting unit and all the goodwill is allocated to the unit. For the year ended December 31, 2022, the Company performed a qualitative analysis to determine whether it is more likely than not that the fair value was less than the carrying value. As a result of the assessment, the Company concluded goodwill was not impaired at December 31, 2022.

The gross carrying amount and accumulated amortization of the Company’s amortizable assets as of December 31, 2022 are in the table below:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Remaining Life
Deal Pipeline	$ 1,400	$ (1,400)	$ —	N/A
Non-compete agreements	11,340	(11,240)	100	1 year
Customer relationship	69,000	(38,868)	30,132	10 years
Technology	50,200	(17,256)	32,944	6 years
Trade name	1,350	—	1,350	N/A
	$ 133,290	$ (68,764)	$ 64,526	

(Dollars in thousands)

9. Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily and at times significantly, depending on daily settlement activity. The Company had a $2,000,000 unsecured credit facility with BMO at December 31, 2022 at a fluctuating interest rate. As of December 31, 2022, $121,000 was drawn, on an overnight basis, at an interest rate of 4.51657%. The Company also had a $1,500,000 unsecured credit facility with BFC at December 31, 2022 at a fluctuating interest rate, of which none was drawn. In addition, the Company had a $200,000 secured credit facility with Bank of New York Mellon at December 31, 2022 at an interest rate dependent on market pricing, of which none was drawn.

The Company has an unsecured senior note agreement with a BMO affiliate, Irish FinCo for $100,000, which was fully drawn at December 31, 2022. The interest rate for the senior note is the 30-day benchmark plus a fixed spread, with a stated maturity date of September 30, 2030.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirement pursuant to Rule 15c3-3. In addition, as a clearing member of the Chicago Mercantile Exchange, Inc. ("CME"), the Company is qualified to clear transactions for all CME futures and options on futures contracts. Therefore, the Company is subject to the Commodity Futures Trading Commission minimum net capital requirement of 8% of noncustomer risk maintenance margin as well.

The Company’s minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company’s designated self-regulatory organization, has certain additional capital requirements, which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits or 110% of the CFTC net capital requirement, whichever is greater.

At December 31, 2022, the Company had net capital of $1,224,822, which was $1,146,789 in excess of its required net capital of $78,033.

11. Commitments, Contingencies and Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 effectively describes guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into underwriting commitments. At December 31, 2022, there were no open underwriting commitments.

As a member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), the Company participates in the Capped Contingency Liquidity Facility (CCLF). CCLF is a commitment by FICC's solvent firms to enter into a repurchase agreement with FICC and in the event a member firm fails, the funding to offset FICC's portfolio would be sourced across FICC's solvent members. As of December 31, 2022, the Company's commitment to the CCLF was $473,983 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and is subject to fluctuation.

The Company has been named as a defendant in various legal actions. In addition, the Company is responding to a voluntary request from the U.S. Securities and Exchange Commission for documents and information related to compliance with record-keeping requirements in connection with potential business-related communications on unapproved messaging

 (Continued)

platforms. The Company is cooperating with the inquiry and understands that similar requests have been made of other financial institutions. At this time, the ultimate outcome of this, or any, matter is uncertain. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company. There were no legal reserves reflected in the Statement of Financial Condition as of December 31, 2022.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets or liabilities, or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts recorded in the Company's Financial Statements related to indemnification clauses at December 31, 2022.

The Company is a member of several securities and derivatives exchanges and clearinghouses. In the normal course of business, the Company provides collateral that is determined by the membership agreements with exchanges and clearinghouses or by regulation. The exchanges and clearinghouses guarantee the performance of other members in the event that a member is unable to satisfy its obligations to the exchange or clearinghouse. To mitigate these performance risks, the exchanges and clearinghouses typically require members to post collateral and may have a lien on a member's collateral in the event of a member default. The Company's obligation under such guarantees could exceed the amount of collateral posted. The Company's potential liability under these agreements is not quantifiable. Accordingly, the Company has not recorded a contingent liability in its Statement of Financial Condition and believes that potential to incur material losses under these agreements is remote.

12. Leases

The Company's lease obligations consist primarily of leases for its offices and operating facilities, primarily in New York and New Jersey, with various other locations in the United States. Certain leases contain options to extend the lease term, or to terminate the lease prior to its scheduled end date. Options that are within the Company's control are considered when calculating the lease liability and right-of-use asset when they are reasonably certain to be exercised.

Amounts reported in the Statement of Financial Condition as of December 31, 2022 were as follows:

Operating leases:		
Operating lease right-of-use assets	$	232,471
Operating lease obligations	$	272,615

(Dollars in thousands)

Additional information on the Company's leases for the year ended December 31, 2022 is set forth below:

		Year Ended December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities for operating leases:		
Operating cash flows	$	5,406
Right-of-use assets obtained in exchange for new operating lease liabilities	$	5,743
Weighted average remaining lease term:		
Operating leases		13.4
Weighted average discount rate:		
Operating leases		2.30 %

Contractual undiscounted cash flows for operating leases as of December 31, 2022 are as follows:

2023	$	25,338
2024		25,038
2025		23,392
2026		21,699
2027		22,253
2028		22,054
Thereafter		179,371
Total	$	319,145
Less: Present Value Discount		(46,530)
Lease Liability	$	272,615

(Dollars in thousands)

13. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets included in other assets at December 31, 2022 are presented below:

Deferred tax assets:		
Deferred employee compensation	$	65,333
Employee benefit plans		2,470
State tax loss carryforward		143
Deferred expenses		11,666
Depreciation		3,686
Total deferred tax assets	$	83,298
Valuation allowance	$	—
Deferred tax assets, net	$	83,298
Deferred tax liability:		
Intangible assets	$	(13,082)
Total deferred tax liability	$	(13,082)
Net deferred tax assets	$	70,216

A valuation allowance of $0 exists at December 31, 2022 to offset a portion of the Company’s state deferred tax assets. The valuation allowance decreased by $0 in 2022. Management believes that the realization of the deferred tax assets is more likely than not at December 31, 2022.

State tax loss carryforwards at December 31, 2022 of approximately $1,956 will expire in varying amounts in the years 2024 through 2042.

The balance of unrecognized tax benefits may decrease between $0 and $602 during the next 12 months depending upon the settlement of Federal, state, and local tax audits.

The Company joins in filing a consolidated Federal income tax return as well as combined state tax returns in certain states with its parent, BFC. At December 31, 2022, the Company has an outstanding receivable from BFC of $36,832 related to income taxes recorded in the Statement of Financial Condition.

There are no ongoing Federal examinations or Federal statute extensions currently in place. The Company is currently under examination by several state and local taxing authorities (with New York City being the most significant jurisdiction). It is anticipated that these tax examinations will be completed by the end of 2023. As of December 31, 2022, no significant adjustments have been proposed for the Company’s Federal, state, or local tax filings that would have a material impact on the Company’s effective tax rate.

The Company had approximately $764 accrued for the payment of interest and penalties at December 31, 2022.

14. Benefit Plans

The Company is a participating entity in retirement plans offered to BMO's eligible employees.

The non-contributory defined-benefit pension plan covers the Company’s eligible employees at December 31, 2022 that were hired prior to April 1, 2016. Certain employees participating in the plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend additional retirement benefits to individuals hired prior to April 1, 2016 without regard to certain statutory limitations for qualified funded plans.

(Dollars in thousands)

For employees hired prior to January 1, 2002, the plan's benefit formula is a final average pay formula, based upon length of service and an employee's highest qualifying compensation during five consecutive years of active employment less an estimated Social Security benefit. For employees hired on or after January 1, 2002, the plan's benefit formula is an account-based formula based upon eligible pay, age and length of service.

In 2016, the defined benefit pension plan and the supplemental unfunded retirement plan were amended to no longer offer plan benefits to employees hired on or after April 1, 2016 and to freeze the plans for employees hired prior to April 1, 2016. The final average pay formula continues to reflect future earnings and the account-based formula continues to reflect annual interest credits. However, service credits were stopped under both benefit formulas.

The policy for the defined benefit pension plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Security Act, without regard to prior years' contributions in excess of the minimum. During the year ended December 31, 2022, the Company contributed $1,814 to the pension trust. The Company's prepaid asset related to its participation in the defined benefit pension plan was $6,606 as of December 31, 2022 and is included in other assets in the Statement of Financial Condition. The Company's liability related to its participation in the supplemental unfunded retirement plan was $15,995 as of December 31, 2022 and is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company is a participating entity in the post-retirement medical plan sponsored by BFC that provides medical care benefits for eligible retirees (and their dependents). In 2007, the plan was amended to no longer offer plan benefits to new hires and to eliminate plan benefits for employees under the age of 35 at that time. Under the terms of the plan, the Company contributes to the cost of coverage based primarily on employees' length of service. Additional cost sharing with plan participants is accomplished through deductibles, coinsurance and out-of-pocket limits. The post-retirement medical plan liability was $1,866 as of December 31, 2022, which is included in accounts payable and accrued expenses in the Statement of Financial Condition.

The Company participates in a defined contribution plan that is available to eligible employees. The 401(k) employer matching contribution is based on the amount of eligible employee contributions. In 2016, the Company introduced an automatic employer core contribution to the 401(k) savings plan. The Company also participates in a non-qualified defined contribution plan. The purpose of the plan is to extend additional retirement benefits to individuals without regard to certain statutory limitations for qualified defined contribution plans.

15. Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, swaps, exchange-traded futures and options, over-the-counter options, and securities purchased and sold on a when-issued or delayed delivery basis. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts, swaps, when-issued securities and to-be-announced securities ("TBAs") entered into by the Company provide for delayed delivery of the underlying instrument.

The following table summarizes the notional amounts of derivatives held for trading purposes, the gross fair values of which are recorded on the Statement of Financial Condition at December 31, 2022:

	Fair Value Assets	Fair Value Liabilities	Notional Purchases	Notional Sales
Equity options	$ 100,203	$ 878	$ 2,201,238	$ 1,646,046
Interest rate futures contracts	63,412	—	—	17,783,000
Swap contracts	—	6,369	1,215,782	—
TBA and delayed settlement forwards	209,354	231,942	23,687,232	22,893,796

(Dollars in thousands)

The fair value of and equity options, futures, swaps, forward currency contracts, forward securities contracts, and TBAs is included in financial instruments owned and sold, not yet purchased in the Statement of Financial Condition.

The table below presents derivative fair values included on the Statement of Financial Condition at December 31, 2022. Swap contracts include Credit Default Swaps and Interest Rate Swaps. The gross assets and liabilities are adjusted to take into consideration the effect of legally enforceable master netting agreements or clearing agreements that meet the accounting criteria for netting under GAAP.

The amounts in the column titled "Financial Instruments/Cash" in the table below represent securities or cash pledged under various clearing agreements. These amounts are not offset on the Statement of Financial Condition, but are shown as a reduction to the net balance sheet amount in order to derive a net asset or liability.

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments/ Cash	Net Assets/ Liabilities
Equity options	$ 100,203	$ (58,361)	$ 41,842	$ (41,842)	$ —
Interest rate futures contracts	63,412	(10)	63,402	(63,402)	—
Swap contracts	—	—	—	—	—
TBA and delayed settlement forwards	209,354	(182,520)	26,834	—	26,834
Total Assets	$ 372,969	$ (240,891)	$ 132,078	$ (105,244)	$ 26,834
Equity options	$ 878	$ —	$ 878	$ (878)	$ —
Interest rate futures contracts	—	—	—	—	—
Swap contracts	6,369	(5,719)	650	—	650
TBA and delayed settlement forwards	231,942	(190,452)	41,490	—	41,490
Total Liabilities	$ 239,189	$ (196,171)	$ 43,018	$ (878)	$ 42,140

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on a delivery versus payment basis and cash basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis

(Dollars in thousands)

and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(a) Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

(b) Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily monitoring of trading positions and limits.

Financial instruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the Statement of Financial Condition.

16. Interests in Variable Interest Entities (VIE)

In accordance with GAAP, the Company evaluates whether it has a controlling financial interest in variable interest entities ("VIE") through means other than voting rights and whether it should consolidate the entity. VIEs include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIEs if the investments held in those entities and/or the relationships with them result in the Company holding both the power to direct activities that most significantly impact the VIE's economic performance, and the obligation to absorb losses or the rights to receive benefits resulting from those activities of the VIE.

The Company acts as servicing agent to Fairway and provides accounting and other administrative support to this entity, which is a VIE. Fairway is a US Asset-Backed Commercial Paper conduit sponsored by BMO, a related party. Fairway is organized under the laws of Delaware.

Fairway was established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it does not have the power to direct activities that most significantly impact the VIE's economic performance and does not consolidate Fairway as of December 31, 2022.

17. Transactions with Affiliates

The Company has reverse repurchase and repurchase agreements with affiliates of $1,649,615 and $2,254,595, respectively, as of December 31, 2022, which is included in the Statement of Financial Condition. In addition, the Company has securities borrowed and loaned with affiliates of $48,737 and $1,966,480, respectively.

In connection with technical service agreements, the Company recorded a net payable to affiliates of $6,488 as of December 31, 2022, which is included in the Statement of Financial Condition.

The Company clears transactions for certain affiliates. This generated a payable to brokers, dealers, and clearing organizations of $995,063 as of December 31, 2022.

18. Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 24, 2023, and has concluded there are no events identified that require financial statement recognition or disclosure.